UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Datrek Miller International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

395304 10 8

(CUSIP Number)

Stanford International Bank Limited

c/o Stanford Venture Capital Holdings, Inc.

5050 Westheimer Road

Houston, Texas 77056

Attention: P. Mauricio Alvarado, Esq.

Telephone No.: (713) 964-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Note:  Schedules filed in paper formal shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 395304 10 8	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Stanford International Bank Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Antigua and Barbuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8,800,000 shares of Common Stock 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 8,800,000 shares of Common Stock 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,800,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.8%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 395304 10 8	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON R. Allen Stanford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware and Antigua

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8,800,000 shares of Common Stock 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 8,800,000 shares of Common Stock 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,800,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.8% of Common Stock
14	TYPE OF REPORTING PERSON IN

Explanatory Note

Stanford International Bank Limited, a company organized under the laws of Antigua and Barbuda (“SIBL”) and R. Allen Stanford (“Stanford”) (SIBL and Stanford are sometimes collectively referred to herein as the “Reporting Persons”), hereby make this single joint filing statement on Schedule 13D/A to report the beneficial ownership of shares of common stock (“Common Stock”) of Datrek Miller International, Inc., a Florida corporation (the “Issuer”). As described in this Schedule 13D/A, Stanford is joining SIBL in filing this Schedule 13D/A because Stanford, indirectly, is the principal shareholder of SIBL. As such, Stanford may be deemed to indirectly beneficially own the shares of Common Stock that are directly beneficially owned by SIBL. The filing of this Schedule 13D/A shall not be deemed to be an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D/A.

Item 1 Security and Issuer

This statement relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 835 Bill Jones Industrial Drive, Springfield, Tennessee 37172.

Item 2 Identity and Background

(a) - (c) This statement is being filed jointly by SIBL, a company organized under the laws of Antigua and Barbuda and Stanford, a citizen of the United States and Antigua (“Stanford”). The business address of SIBL is 2000 Airport Boulevard, St. John’s, Antigua. The business address of Stanford is 5050 Westheimer Road, Houston, Texas 77056. Stanford is a director and, indirectly, the principal shareholder of SIBL. SIBL’s principal business is to provide banking and lending services.

(d)-(e) During the last five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration

On July 18, 2004, the Issuer and SIBL entered into a Securities Purchase Agreement in which SIBL agreed to make an aggregate investment of $2,000,000, subject to the conditions of that agreement (the “Investment”). The Investment is in the form of an 8% Subordinated Convertible Debenture issued by the Issuer in favor of SIBL (the “Debenture”). The Debenture is convertible into shares of common stock of the Issuer at a conversion price of $2.00 per share. The conversion price is subject to adjustment in the event of stock splits, stock dividends, distributions of property to the Issuer’s shareholders or similar event.

Under the terms of the Securities Purchase Agreement, the Issuer has agreed to authorize a series of preferred stock and exchange the Debenture for the preferred stock. The preferred stock will be convertible on a one-for-one basis into shares of common stock and shall have a liquidation preference of $2.00 per share. In addition, holders of the preferred stock will be entitled to vote with the holders of the common stock on all matters. Upon the creation of the preferred stock, SIBL has agreed to exchange the Debenture into shares of preferred stock.

In connection with the transactions described in this Report, the Issuer issued to SIBL five-year warrants exercisable at par value to purchase 600,000 shares of its common stock, 300,000 of which were subsequently assigned to Osvaldo Pi, Daniel Bogar, William Fusselman and Ronald M. Stein.

Pursuant to a Registration Rights Agreement, the Issuer has agreed to file a registration statement with the SEC within 180 days of July 18, 2005 and use its best efforts to register the shares of common stock underlying the preferred stock and the Warrants.

The summary of the Securities Purchase Agreement, Debenture, Warrants (and related assignment of Warrants) and Registration Rights Agreement in this Report are qualified by reference to the complete text of the agreements and instruments, which are filed in their entirety as exhibits to this Schedule 13D/A.

Item 4. Purpose of Transaction

The Reporting Persons purpose in acquiring the shares of Common Stock reported in Item 5(a) hereof is for investment purposes. Except as set forth herein and in the attached exhibits, the Reporting Persons do not have any plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (iii) a sale or transfer of a material amount of assets of the Issuer; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this Report, the Reporting Persons beneficially own, or have the right to acquire within 90 days of the date hereof, 8,800,000 shares of Common Stock. The Reporting Persons are deemed to beneficially own 66.8% of the Issuer’s issued and outstanding

Common Stock. SIBL directly beneficially owns all the shares of Common Stock to which this Schedule 13D/A relates. Stanford, indirectly, is the principal shareholder of SIBL and as such could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by SIBL.

(b) SIBL, together with Stanford, has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock reported as beneficially owned by it in Item 5(a) hereof.

(c) The Reporting Persons only transaction in shares of Common Stock during the past 60 days was the consummation of the transactions contemplated by the assignment.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Item 3 of this Schedule 13D/A and in the attached exhibits, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer to which SIBL or Stanford is a party or is subject.

Item 7. Materials to be filed as Exhibits

Exhibit No.	Exhibit Description
1	8% Subordinated Convertible Debenture, dated July 18, 2005, issued by the Issuer in the name of SIBL.*

2	Warrants, dated July 18, 2005, to purchase 600,000 shares of common stock of the Issuer issued in the name of SIBL.*

3	Securities Purchase Agreement, dated as of July 18, 2005, between the Issuer and SIBL.*

4	Registration Rights Agreement, dated as of July 18, 2005, between the Issuer and SIBL.*

5	Warrant Assignment Agreement, dated as of July 18, 2005, among SIBL, Daniel T. Bogar, Ronald M. Stein, William M. Fusselmann and Osvaldo Pi.*

99.1	Joint Filing Agreement by and between Stanford International Bank Limited and R. Allen Stanford.

*	Incorporated by reference to the Issuer’s current report on Form 8-K filed with the SEC on July 21, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STANFORD INTERNATIONAL BANK LIMITED

Date: August 24, 2005		/s/ James M. Davis
	Name:	James M. Davis
	Title:	Chief Financial Officer

Exhibit Index

Exhibit Number	Description

99.1	Joint Filing Agreement by and between Stanford International Bank Limited and R. Allen Stanford.